[PHI Letterhead]
October 30, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Ms. Sara D. Kalin Re: PHI, Inc. Registration Statement on Form S-4, File No. 333-135674
Dear Ms. Kalin:
PHI, Inc., a Louisiana corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to November 1, 2006 at 5:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
The Company hereby acknowledges that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please do not hesitate to call me at (337) 235-2452, or Jennifer De la Rosa at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5836.

Very truly yours,
/s/ Michael J. McCann

Michael J. McCann Chief Financial Officer, Treasurer and Secretary